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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF DECEMBER, 2000

                          ROYAL CARIBBEAN CRUISES LTD.

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  ------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                        FORM 20-F  [X]   FORM 40-F  [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              YES  [ ]    NO  [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-_____].


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                                        Contact: Lynn Martenstein (305) 539-6573
                                                 Michael Sheehan (305) 539-6572

                                                 For Immediate Release

                 ROYAL CARIBBEAN CRUISES LTD. RECEIVES EXTENSION
               ON OPTIONS FOR FIFTH AND SIXTH RADIANCE-CLASS SHIPS

MIAMI -- December 13, 2000 -- Royal Caribbean Cruises Ltd. today announced it has received an extension on its options to purchase a fifth and sixth ship within its new Radiance class.

         The extension was provided by the Meyer Werft shipyard of Papenburg, Germany, builder of the Radiance-class ships. The options have been extended to June 27, 2001. The option for the fifth Radiance-class ship was to have expired Monday of this week, while the option for the sixth ship would have expired upon delivery of the first Radiance-class ship, in March 2001.

         The extension provides Royal Caribbean more time to consider the purchase of the two additional ships, which are scheduled to be delivered in 2005 and 2006.

         The Radiance-class ships will be operated by the Royal Caribbean International brand. The first ship, RADIANCE OF THE SEAS, is scheduled to enter service April 7, 2001. The second Radiance-class ship, BRILLIANCE OF THE SEAS, is scheduled for delivery in July 2002. The third and fourth Radiance-class ships are scheduled for delivery in 2003 and 2004, respectively.

         Royal Caribbean Cruises Ltd. is a global cruise company that owns Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 19 vessels in service, with 10 additional ships under construction or on firm order. For additional information about Royal Caribbean Cruises Ltd. please visit www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            (Registrant)



Date:  January 4, 2001                      By: /s/ BONNIE S. BIUMI
                                                --------------------------------
                                                    Bonnie S. Biumi
                                                    Vice President and Treasurer